Filed Pursuant to Rule 433
Registration No. 333-233403-04
Entergy Louisiana, LLC
$1,100,000,000
Collateral Trust Mortgage Bonds,
0.62% Series due November 17, 2023

Final Terms and Conditions
November 17, 2020

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	November 17, 2020

Settlement Date (T+5)(2):	November 24, 2020

Principal Amount:	$1,100,000,000

Interest Rate:	0.62%

Interest Payment Dates:	May 17 and November 17 of each year

First Interest Payment Date:	May 17, 2021

Final Maturity Date:	November 17, 2023

Optional Redemption Terms:	At par plus accrued and unpaid interest at any time on or after November 17, 2021

Benchmark Treasury:	0.250% due November 15, 2023

Benchmark Treasury Price:	100−02 ¼

Benchmark Treasury Yield:	0.226%

Spread to Benchmark Treasury:	+40 bps

Re-offer Yield:	0.626%

Price to Public:	99.982% of the principal amount

Net Proceeds Before Expenses:	$1,095,952,000

CUSIP / ISIN:	29364W BF4 / US29364WBF41

Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Manager:	Siebert Williams Shank & Co., LLC
_______________________
(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about November 24, 2020, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by contacting (i) BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, (ii)

Mizuho Securities USA LLC toll-free at 1-866-271-7403, (iii) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, (iv) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or (v) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.